Exhibit 99.75

June 7, 2017

Lithium Americas Closes US$172 Million Strategic Financing with Ganfeng Lithium

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) is pleased to announce it has completed the closing of the investment agreement (the “Investment Agreement”) with GFL International Co., Ltd., a wholly-owned subsidiary of Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”). Pursuant to the Investment Agreement, Ganfeng Lithium agreed to provide Lithium Americas with an aggregate of approximately US$172 million in financing.

As described in the Company’s press releases dated January 17, 2017 and May 10, 2017, in connection with closing of the Investment Agreement, the parties completed the issue and sale of the remaining 63,750,000 common shares at a price of C$0.85 per common share for gross proceeds of approximately C$54 million (US$40 million), executed a credit agreement for a US$125 million credit facility and executed an off-take agreement for the purchase and sale of lithium products. When combined with the 11,250,000 common shares (US$7 million) issued on January 27, 2017 pursuant to an initial equity installment under the Investment Agreement, Ganfeng Lithium now holds 75,000,000 common shares of the Company.

Tom Hodgson, Lithium Americas’ CEO, commented: “We welcome Ganfeng Lithium as our largest shareholder. The closing of the Investment Agreement places Lithium Americas in a strong financial position and will allow the Company to now commence construction of the Cauchari-Olaroz lithium project with our joint venture partner SQM, with the objective of becoming the next low cost brine producer of lithium by 2019.”

About Ganfeng Lithium

Ganfeng Lithium is the largest integrated lithium producer in in China, with a total capacity of around 30,000 tonnes per annum of lithium carbonate equivalent. Ganfeng Lithium’s products include lithium metal, lithium hydroxide, lithium carbonate, lithium fluoride, and lithium chloride. In Australia, Ganfeng Lithium owns a 43.1% interest in the Mount Marion lithium spodumene project with Mineral Resources Ltd. (43.1%) and Neometals Ltd. (13.8%).

Ganfeng Lithium was founded in 2000 and is listed on the Shenzhen Stock Exchange (SHE: 002460) with a current market capitalization of approximately US$5 billion.

About Lithium Americas

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this news release includes the date upon which the credit agreement becomes effective, which occurs concurrent with first draw-down. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, including in the case of the credit agreement with Ganfeng, the implementation of the agreed security interest structure and satisfaction of other customary conditions to first draw-down. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed MD&A, Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.